UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Start of Business Integration Negotiations between

Bank of Ikeda and Senshu Bank

Tokyo, February 22, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG) and its subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) are aware that The Senshu Bank Ltd., a consolidated subsidiary of BTMU, and The Bank of Ikeda Ltd. have commenced business integration negotiations and support this initiative.

We believe that this business integration will enable the two banks to further contribute to growth in both the local community and the economy of the Kansai region.

*     *     *

Contact:

Mitsubishi UFJ Financial Group	Public Relations Division	Tel: 81-3-3240-7651

Bank of Tokyo-Mitsubishi UFJ	Public Relations Division	Tel: 81-3-3240-2950